EXHIBIT 4


                                   ASARCO

                                                               October 4, 1999

Dear Fellow Stockholders:

      Last week your Board of Directors authorized management to explore all available strategic alternatives that could maximize stockholder value. Consistent with that objective ASARCO and Cyprus Amax amended their merger agreement to enable each company to act independently to fulfill that mandate and to allow either company to terminate the merger agreement upon the payment of the applicable termination fee. On September 30, 1999, following payment to ASARCO of a $45 million termination fee, Cyprus Amax notified us that they were terminating our merger agreement.

      On Monday, September 27, 1999, Grupo Mexico, S.A. de C.V. commenced an all cash tender offer for all outstanding shares of ASARCO at $26.00 per share, subject to a number of conditions, including entering into a definitive merger agreement with ASARCO. In addition, Phelps Dodge's currently amended exchange offer remains outstanding -- Phelps Dodge is offering to exchange $9.00 in cash plus 0.2880 of a share of Phelps Dodge common stock for each of your shares, on a fully prorated basis. Phelps Dodge's offer is also subject to a number of conditions. More importantly, Phelps Dodge wrote us a letter on Monday, September 27, 1999, in which they stated "We remain determined to acquire ASARCO and are prepared to meet with you to discuss a revised proposal SUPERIOR to those you are now considering." We promptly invited them to meet with us to discuss their proposal and are expecting a reply to that invitation.

      On October 4, 1999, your Board of Directors authorized management to initiate a process designed to elicit the best possible transaction for you.

      In light of the Board's determination to maximize value for all stockholders and the fact that the Board believes that the process of obtaining the best proposal possible is not complete, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS OF ASARCO REJECT BOTH THE GRUPO MEXICO $26.00 PER SHARE OFFER AND THE PHELPS DODGE EXCHANGE OFFER AND CURRENTLY NOT TENDER THEIR SHARES IN EITHER OFFER.

      Additional information with respect to the Board's decision and its actions is contained in the enclosed Schedules 14D-9, and we urge you to consider this information carefully.

      Your Board of Directors and I greatly appreciate your continued commitment, support and encouragement.

                                          Sincerely,


                                          /s/ Francis R. McAllister
                                          -------------------------------
                                          Francis R. McAllister
                                          Chairman of the Board and
                                          Chief Executive Officer